                                [TPC LETTERHEAD]

                                                                  March 18, 1997

Dear Stockholder:

    On March 11, 1997, TPC Corporation ("TPC") entered into a merger agreement with PacifiCorp Holdings, Inc. ("PHI") and one of its subsidiaries that provides for the acquisition of TPC by PHI. Under the terms of the merger agreement, a PHI subsidiary has commenced a tender offer for all outstanding shares of TPC common stock at $13.41 per share.

    YOUR BOARD OF DIRECTORS HAS APPROVED THE PHI OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF TPC'S STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT ALL TPC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON STOCK TO PHI.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included, among other things, the opinion dated March 11, 1997 of Lehman Brothers Inc., financial advisor to TPC, that the cash consideration to be offered to TPC stockholders pursuant to the offer and the merger is fair to such stockholders from a financial point of view.

    Attached to this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is the offer to purchase of PHI's subsidiary, together with related materials. These documents set forth the terms and conditions of the offer and other important information. We encourage you to read the enclosed materials carefully.

    On behalf of myself, the other members of management and the directors of TPC, I want to thank you for the support you have given the Company.

                                          Sincerely,
                                          Larry W. Bickle
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                TPC CORPORATION

                           (Name of Subject Company)

                                TPC CORPORATION
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Titles of Classes of Securities)

                              CUSIP NO. 872616107
                   (with respect to the Class A Common Stock)
                                 CUSIP NO. N/A
                   (with respect to the Class B Common Stock)
                    (CUSIP Numbers of Classes of Securities)

                            ------------------------

                                 M. SCOTT JONES
                                GENERAL COUNSEL
                                TPC CORPORATION
                    200 WESTLAKE PARK BOULEVARD, SUITE 1000
                              HOUSTON, TEXAS 77079
                                 (281) 597-6200
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                               STEPHEN A. MASSAD
                             BAKER & BOTTS, L.L.P.
                                 910 LOUISIANA
                                ONE SHELL PLAZA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1475

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is TPC Corporation, a Delaware corporation ("TPC"). The address of the principal executive offices of TPC is 200 WestLake Park Boulevard, Suite 1000, Houston, Texas 77079. The titles of the classes of equity securities to which this Schedule relates are (i) TPC's Class A Common Stock, par value $.01 per share (the "Class A Common Stock") and (ii) TPC's Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Schedule relates to the tender offer by Power Acquisition Company, a Delaware corporation (the "Offeror"), and a wholly owned subsidiary of PacifiCorp Holdings, Inc., a Delaware corporation ("PHI"), to purchase (i) all outstanding shares of Common Stock at the purchase price of $13.41 per share of Common Stock, net to the tendering holder (pre-tax) in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated March 18, 1997. According to the Offer to Purchase, the principal executive offices of the Offeror and PHI are located at 700 N.E. Multnomah, Portland, Oregon 97232. PHI is a wholly owned subsidiary of PacifiCorp, an Oregon corporation ("PacifiCorp").

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 11, 1997 (the "Merger Agreement"), among TPC, PHI and the Offeror. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule and is incorporated herein by reference in its entirety. For a summary of the material terms of the Merger Agreement, see Annex I to this Schedule. The Merger Agreement provides that following the completion of the Offer, the Offeror will be merged into TPC, with TPC continuing as a wholly owned subsidiary of PHI (the "Merger"). In the Merger, all remaining shares of Common Stock not tendered in the tender offer (other than shares of Common Stock owned by TPC, or any subsidiary of TPC, Offeror, PHI or any other subsidiary of PHI and shares of Common Stock held by stockholders who perfect any available appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive $13.41 per share in cash.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) Identity.

    The name and business address of TPC, which is the person filing this Schedule, are set forth in Item 1 above.

    (b) Contracts.

    Except as otherwise described in this Schedule or in the exhibits or schedules hereto, to the knowledge of TPC, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between TPC or its affiliates and (i) TPC or its executive officers, directors or affiliates, or (ii) the Offeror, PHI or their executive officers, directors or affiliates.

    Certain information with respect to certain contracts, agreements, arrangements or understandings between TPC and certain of its directors, executive officers and affiliates is set forth in Annexes I and III hereto and is incorporated herein by reference. Descriptions of how outstanding options to purchase Common Stock, some of which are held by officers and directors of TPC, will be treated in connection with the Offer and the Merger, and of provisions in the Merger Agreement dealing with the indemnification of and insurance for officers and directors of TPC and certain employee benefit and employment matters are set forth in Annex I, "Description of Certain Agreements--Merger Agreement" under the captions "Stock

Options," "Directors," "Directors/Officers Indemnification and Insurance," and "Employment Matters," which are incorporated herein by reference.

    Michael E. McMahon, a director of TPC, is a Managing Director of Lehman Brothers Inc. ("Lehman Brothers") (see Item 5 to this Schedule, "Persons to be Retained, Employed or to be Compensated").

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation.

    THE BOARD HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF TPC. THE BOARD RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK ACCEPT THE OFFER AND TENDER ALL OF THEIR COMMON STOCK PURSUANT TO THE OFFER. The Board's determination and recommendation were made by the unanimous vote of the eight directors present at the Board's March 11, 1997 meeting. The ninth member of TPC's Board advised the chairman after the meeting that he concurred with the Board's decisions.

    The Board's recommendation is based in part on the oral opinion delivered by Lehman Brothers to the Board on March 11, 1997, that, as of such date, the cash consideration to be offered to the holders of Common Stock pursuant to the Offer and the Merger is fair to such holders from a financial point of view. Lehman Brothers subsequently confirmed its opinion in writing. The full text of such opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Lehman Brothers, is set forth as Annex II hereto and is incorporated herein by reference.

    A copy of the letter to TPC's stockholders communicating the Board's recommendation is filed as Exhibit 2 to this Schedule and is incorporated herein by reference.

    (b) Background and Reasons for the Recommendation.

    At a meeting of the Board on May 15, 1996, the Board, at the suggestion of certain of its stockholders and directors, discussed possibilities for increasing stockholder value, considering TPC's results and prospects, developments in the industries in which TPC operates and market conditions as a whole. The Board instructed management of TPC to engage Lehman Brothers to begin a preliminary analysis of TPC. In the Fall of 1996 Lehman Brothers contacted a limited number of parties that it believed might be interested in exploring a strategic transaction with TPC. On November 1, 1996, the Board established a special committee of independent directors (the "Special Committee") to participate in and oversee this process. At its November 12, 1996 meeting, the Board determined, given all available information, to formally explore and investigate potential transactions. The Board instructed management of TPC and Lehman Brothers to establish a formal process, subject to the review and oversight of the Special Committee, to explore TPC's strategic alternatives for increasing stockholder value, including the possible sale or merger of all or a portion of TPC.

    On November 12, 1996, TPC publicly announced that it had engaged Lehman Brothers to assist it in exploring strategic alternatives, including a possible sale or merger of all or a part of TPC. The press release stated, however, that the Board has not made a determination that TPC would be sold or merged or that such a transaction would be in the best interests of the stockholders.

    During the course of this process, Lehman Brothers identified and contacted numerous gas and electric utility companies, interstate pipeline companies, midstream natural gas companies and other companies, both domestic and foreign, that it believed might have an interest in acquiring or merging with TPC. Interested parties, including an affiliate of PHI, signed confidentiality agreements and received descriptive information about TPC and its subsidiaries. Interested parties were asked to submit preliminary indications of interest by December 20, 1996. Following submission of preliminary indications of interest, the Special Committee invited certain parties, including the PHI affiliate, to visit TPC's data room, receive management presentations and then submit definitive proposals for the acquisition of TPC for cash or stock. These requests to bid included a form of transaction agreement on which the participants were invited to comment.

    Bids were submitted by interested parties on February 14, 1997 (including such parties' comments to the proposed form of transaction agreement). PHI's initial proposal was that, subject to certain conditions, it acquire TPC in a stock-for-stock merger in which each share of Common Stock would be converted into common stock of PacifiCorp, PHI's parent, having a market value at the time of consummation of the merger of $13.00 per share of Common Stock.

    TPC's legal and financial advisors analyzed the proposals received and contacted certain participants or their advisors to clarify various matters prior to the Special Committee's meeting on February 18, 1997. In such discussions, representatives of PHI indicated that PacifiCorp was precluded by certain regulatory constraints from issuing new shares of its stock to acquire TPC; rather, PHI proposed to use cash to repurchase shares of PacifiCorp common stock in the open market for delivery to the stockholders of TPC in the merger. PHI advised TPC that it estimated it would take 75 to 90 business days to acquire all such shares.

    The Special Committee convened, with representatives of management and legal and financial advisors, on February 18, 1997 to evaluate the outcome of the process and each of the proposals received. With respect to each proposal, the Special Committee considered, among other things, the type and amount of consideration offered, the proposed revisions to the form of transaction agreement that TPC had distributed, the nature and timing of any necessary regulatory approvals, the federal income tax consequences of the proposal to TPC's stockholders and the risks of nonconsummation of the proposal. After discussion, the Special Committee instructed Lehman Brothers to further explore the proposals made by PHI and certain other parties and to determine the maximum amount per share each such party was willing to offer.

    With respect to PHI's initial proposal, the Special Committee concluded, based on materials included with PHI's proposal regarding certain TPC balance sheet assumptions, that PHI might be willing to increase its offer price to approximately $13.45 per share in light of anticipated year-end 1996 balance sheet information compared to PHI's assumptions. The Special Committee also expressed its concern regarding the risk of delay in consummating a transaction resulting from the need for PHI to make open market purchases of the necessary amount of PacifiCorp common stock prior to the mailing of proxy materials to TPC stockholders, including the possibility of delays beyond the time frame anticipated by PHI. The Special Committee also discussed the differences to PHI between a cash acquisition and a stock-for-stock merger when PHI would be required as a preliminary step to acquire its shares for cash, including the fact that either such transaction would be accounted for as a purchase. In addition, based on the aforesaid discussions with advisors, the Special Committee concluded that PHI would probably prefer to pursue an all cash transaction. Based on this review and evaluation, the Special Committee instructed its advisors to determine whether PHI would be willing to acquire the TPC Common Stock for $13.45 per share in cash in a tender offer to be followed by a second step merger.

    Further discussions with PHI and such other parties determined by the Special Committee were held following the February 18 meeting of the Special Committee. PHI responded preliminarily on February 18 that it preferred an all cash transaction and would be willing to increase the price paid in such a transaction to a price in the range of $13.40 to $13.45 per share, subject to
(i) satisfactory resolution of certain confirmatory due diligence items, including the financial information underlying PHI's assumptions on price, (ii) resolution of certain issues regarding the form of proposed transaction agreement and (iii) approval by the boards of directors of PHI and PacifiCorp. Following that discussion, TPC transmitted to PHI a proposed form of merger agreement revised to reflect a two-step cash transaction. Representatives of PHI and TPC, together with their respective legal and financial advisors, met in person on February 20 and by phone on February 21 to discuss the foregoing matters.

    On February 24, 1997, TPC's financial and legal advisors presented the Special Committee with an update on the course of discussions with PHI and the other parties. The Special Committee concluded that PHI's proposal, including the proposed form of merger agreement and assuming that it involved a per share price in the range of $13.40 to $13.45, was the most attractive proposal from the standpoint of TPC's stockholders that had been received. The Special Committee also concluded that if such a proposal could be finalized, it should be presented to the full Board. Accordingly, the Special Committee instructed management and TPC's advisors to facilitate the completion of PHI's remaining confirmatory due diligence items and to seek to resolve expeditiously any remaining issues, including the form of proposed merger agreement. The Special Committee also instructed Lehman Brothers to remain in contact with the other interested parties in the event a satisfactory final agreement with PHI could not be reached.

    Over the course of the next ten days, including at meetings between the parties on March 3 and 4, 1997, PHI proceeded to complete its remaining confirmatory due diligence items and the parties proceeded to resolve substantially all issues regarding the form of proposed merger agreement. PHI advised TPC that the boards of directors of PHI and PacifiCorp would be convened on March 11, 1997 to consider approval of the transaction. TPC scheduled a meeting of its Board for the same day.

    On March 6, 1997, management of PHI advised Lehman Brothers that management of PHI would be willing to recommend to the boards of directors of PHI and PacifiCorp that the parties execute a definitive agreement for the acquisition of TPC in an all cash, two-step transaction at a price of $13.41 per share of Common Stock. Lehman Brothers responded that such a proposal would be presented to the TPC Board. That evening, TPC distributed to each member of its Board information concerning the potential transaction, PHI and its affiliates, and a draft of the proposed merger agreement in its then currently negotiated form.

    TPC's Board met on the afternoon of March 11, 1997. At the meeting, the Board received presentations from management and TPC's legal and financial advisors regarding the proposals received for the purchase of TPC as well as the results of the negotiation of the Merger Agreement with PHI. In addition, Lehman Brothers delivered its oral opinion (which was subsequently confirmed in writing) that, as of that date and subject to the matters described by it, the cash consideration to be offered to the holders of Common Stock pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The Board also considered TPC's business, financial condition, results of operations, current business strategy and future prospects, recent and historical market prices for the Common Stock and other matters. In addition, Lehman Brothers reviewed and updated its presentations made earlier to the Special Committee and the Board. During the course of the meeting, TPC was advised that the boards of directors of PacifiCorp and PHI had approved the Merger Agreement, the Offer and the Merger. At the meeting, the Board approved the Merger Agreement and the Merger and resolved to recommend the Offer to TPC's stockholders. Immediately after the conclusion of the meeting, PHI, the Offeror and TPC executed the Merger Agreement, pursuant to which the Offeror agreed to make the Offer. In addition, a stockholder agreement by and among PHI, the Offeror, Larry W. Bickle, John A. Strom and J. Chris Jones (the "Stockholder Agreement") was executed, pursuant to which such three individuals agreed to tender their shares of Common Stock in the Offer and to sell such shares to the Offeror, at the price paid in the Offer, subject to certain conditions. The parties issued press releases publicly announcing the transaction before the opening of business on March 12, 1997.

    See Annex I, "Description of Certain Agreements--Merger Agreement," below for additional summary information regarding the terms and conditions of the Merger Agreement and the Stockholder Agreement.

    In reaching the conclusions and recommendations described above, the Board considered a number of factors in addition to those already described, including, among other things, the following:

        (i) The financial and other terms and conditions of the Offer and the Merger Agreement;

        (ii) The recommendation of the Offer by the Special Committee based upon its independent review of the proposals received by TPC;

        (iii) The oral opinion delivered by Lehman Brothers to the Board on March 11, 1997 (subsequently confirmed in writing) that, as of such date and on the basis of and subject to the matters described by it, the cash consideration to be offered to the holders of Common Stock pursuant to the Offer and the Merger was fair to such holders from a financial point of view (see Annex II hereto);

        (iv) The conclusion of the Board, based on the advice of Lehman Brothers, that the cash consideration offered for the Common Stock in the Offer and Merger was higher in value than the consideration offered in any other definitive proposal received in TPC's process of exploring strategic alternatives;

        (v) The belief of the Board that, in view of (i) the November 12, 1996 public announcement that TPC had hired Lehman Brothers to explore strategic alternatives, including the possible sale or merger of TPC, (ii) the number of parties directly contacted by management and Lehman Brothers and (iii) the number of parties who participated in the process and received information with respect to TPC, it was unlikely that any party potentially interested in submitting a proposal to acquire TPC had not been afforded an opportunity to do so;

        (vi) The fact that the $13.41 per share price to be received by TPC's stockholders pursuant to the Offer and the Merger represents a substantial premium over (i) the closing market price of $8.88 for the Class A Common Stock on November 12, 1996, the last trading day prior to TPC's press release regarding its process for exploring strategic alternatives, and (ii) the closing market price of $10.88 for the Class A Common Stock on March 10, 1997, the last trading day prior to the date on which the Board approved the Offer;

        (vii) The fact that, pursuant to the terms of the Merger Agreement, the Board is entitled, prior to the consummation of the PHI Offer, to terminate the Merger Agreement and withdraw its recommendation of the Offer in order to approve an alternative transaction with a third party on terms more favorable to TPC's stockholders from a financial point of view than the Offer and the Merger taken together; provided that TPC is obligated to pay to PHI a fee of $9,000,000 upon any such termination (see "Termination" under "Description of Certain Agreements--Merger Agreements" in Annex I); and

        (viii) The fact that the Stockholder Agreement terminates by its terms if the Merger Agreement is terminated by either PHI or TPC.

    The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to an engagement letter dated July 17, 1996 (the "Engagement Letter"), TPC retained Lehman Brothers as its general financial advisor in connection with its review of its strategic and financial options regarding (a) any transaction or series or combination of transactions other than in the ordinary course of business, whereby, directly or indirectly, control of TPC or its businesses, or a material amount of any of their respective assets, is transferred for consideration (as hereinafter defined), including, without limitation, by means of a sale or exchange of capital stock or assets, a merger or consolidation, a tender or exchange offer, a leveraged buy-out, a minority investment the formation of a joint venture or partnership, or any similar transaction ( "Sale Transaction") and (b) any transaction or series or combination of transactions, other than in the ordinary course of business, whereby, directly or indirectly, the control of another company or business or of a material amount of any of their respective assets is transferred for consideration by means of a sale or exchange of capital stock, the formation of a joint venture or partnership (or other new entity) or any similar transaction, but specifically excluding any transaction or series or combination of transactions involving a purchase or merger or consolidation of the whole Company or a sale of all or substantially all of the assets of TPC ("Other Transaction") (Sale Transactions and Other Transactions are sometimes collectively referred to as "Transactions" or singularly as a "Transaction").

    "Consideration" is defined in the Engagement Letter as the gross value of all cash, securities and other property paid directly or indirectly by an acquiror to a seller or sellers in connection with a Transaction or contributed by TPC or any other parties in the case of a Transaction involving a joint venture or strategic partnership. Consideration also includes the aggregate principal amount of any indebtedness for money borrowed assumed by an acquiror either contractually or by operation of law in connection with a Transaction. In the case of a Sale Transaction, consideration also includes proportionate consolidation of the net debt of Market Hub Partners based on TPC's equity interest therein.

    For such financial advisory services, TPC has paid or agreed to pay Lehman Brothers under the Engagement Letter as follows: (a) a retainer of $75,000 for the services rendered thereunder through September 30, 1996 and an additional amount of $75,000 as a retainer for the services rendered thereunder from and after October 1, 1996, through the remainder of the term thereof, payable on October 1, 1996 ($75,000 previously paid to Lehman Brothers pursuant to a prior engagement letter dated February 19, 1996 being credited against the retainer fees owed pursuant to this subparagraph (a)); and (b) for a Sale Transaction, Lehman Brothers is entitled to receive a transaction fee equal to 1% of the consideration involved in such Sale Transaction. The advisory fees paid pursuant to subparagraph (a) will be credited (but only once) against any transaction fee owed pursuant to subparagraph (b). The foregoing compensation is payable by TPC to Lehman Brothers at the closing of a Transaction, provided that compensation attributable to that part of the consideration which is contingent upon the occurrence of any future event is payable by TPC to Lehman Brothers at the earlier of (i) the receipt by the payee of such consideration and (ii) the time that the amount of such consideration can be determined. TPC has also agreed to reimburse Lehman Brothers for its reasonable direct, out-of-pocket expenses and to indemnify Lehman Brothers and certain related persons against certain liabilities resulting from or arising out of its performance under the Engagement Letter.

    Michael E. McMahon, a director of TPC, is a Managing Director of Lehman Brothers.

    Neither TPC nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on their behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Transactions in Securities.

    To the knowledge of TPC, except as otherwise set forth in this Schedule, no transactions in the Common Stock have been effected during the past 60 days by TPC or by any executive officer, director, affiliate or subsidiary of TPC.

    Larry W. Bickle, Chairman and Chief Executive Officer of TPC contributed 157,147 shares of Common Stock to a newly formed charitable remainder unitrust on January 20, 1997.

    (b) Intent to Tender.

    To the knowledge of TPC, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender pursuant to the Offer all shares of Common Stock that are held of record or beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Negotiations.

    Except as set forth in this Schedule, no negotiation is being undertaken or is underway by TPC in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving TPC or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by TPC or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of TPC; or (iv) any material change in the present capitalization or dividend policy of TPC.

    (b) Transactions and Other Matters.

    Except as set forth in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    INDEMNIFICATION OF DIRECTORS AND OFFICERS. Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil, criminal, administrative, or investigative suit or action, except actions by or in the right of the corporation if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue, or matter as to which such person has been adjudged liable to the corporation, unless the Delaware Court of Chancery or other court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors and officers. Article Seven of the Amended and Restated Certificate of Incorporation of TPC and the Bylaws of TPC provide, in general, that the Company shall indemnify its officers and directors to the maximum extent permitted under applicable law.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.     DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
    *1     Agreement and Plan of Merger, dated as of March 11, 1997, among TPC, PHI and Offeror.
   **2     Letter to the stockholders of the Company dated March 18, 1997.
    *3     Stockholder Agreement, dated as of March 11, 1997, among PHI, the Offeror, Larry W. Bickle, J.
             Chris Jones and John A. Strom.
    *4     Letter Agreement, dated as of October 23, 1996, between Lehman Brothers Inc., on behalf of TPC
             Corporation, and PacifiCorp Power Marketing, Inc.
    *5     Resolutions of the Board of Directors of TPC Corporation establishing a Performance Bonus for
             Senior Executives.
    *6     Change in Control Agreement dated as of November 8, 1996 by and between TPC Corporation and
             Michael E. Calderone.

 EXHIBIT
   NO.     DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
    *7     Change in Control Agreement dated as of November 8, 1996 by and between TPC Corporation and Ronald
             H. Benson.
    *8     Change in Control Agreement dated as of November 8, 1996 by and between TPC Corporation and M.
             Scott Jones.
    *9     Change in Control Agreement dated as of November 8, 1996 by and between TPC Corporation and Robert
             D. Kincaid.
   *10     Change in Control Agreement dated as of November 8, 1996 by and between TPC Corporation and Joseph
             J. DiNorscia.
   *11     Change in Control Agreement dated as of November 8, 1996 by and between TPC Corporation and
             Marilyn I. Eckersley.
   *12     Change in Control Agreement dated as of November 8, 1996 by and between TPC Corporation and
             Patrick J. Peldner.
   *13     Change in Control Agreement dated as of November 8, 1996 by and between TPC Corporation and D.
             Hughes Watler, Jr.
   *14     Press Release of TPC Corporation dated March 12, 1997.
  **15     Opinion of Lehman Brothers dated March 11, 1997.

------------------------

 *  Filed herewith

**  Included in copies mailed to Stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                TPC CORPORATION

                                By:             /s/ LARRY W. BICKLE
                                     -----------------------------------------
                                                  Larry W. Bickle
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dated: March 18, 1997

                                                                         ANNEX I

                       DESCRIPTION OF CERTAIN AGREEMENTS

MERGER AGREEMENT.

    The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed as Exhibit 1 to this Schedule. Capitalized terms used in this Annex I and not otherwise defined in this Schedule have the meanings ascribed to them in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that PHI will cause Offeror to commence and Offeror will commence the Offer at an amount per share specified in the recitals to the Merger Agreement or such greater amount per share paid pursuant to the Offer (the "Per Share Amount"). The Merger Agreement specifies certain conditions for the Offer, including, among other things, there being validly tendered and not withdrawn that number of Shares of TPC Common Stock that, when combined with any Shares already owned by PHI and its direct or indirect subsidiaries, represent at least the majority of the then outstanding Shares of TPC Common Stock on a fully diluted basis (including, without limitation, all shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights) (the "Minimum Condition"). Pursuant to the Merger Agreement, Offeror expressly reserves the right to change or waive any such condition, to increase the Per Share Amount, and to make any other changes in the terms and conditions of the Offer; provided however, that no change may be made which (A) decreases the Per Share Amount, (B) reduces the maximum number of Shares to be purchased in the Offer, (C) imposes conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement (see "CONDITIONS TO THE OFFER" below), (D) changes or waives the Minimum Condition, (E) extends the Offer, except as described in the following sentence, (F) provides for a different Per Share Amount in respect of Class A Common Stock than in respect of Class B Common Stock, or (G) waives or changes the terms of the Offer in any manner adverse to the holders of Shares (other than PHI and its Subsidiaries). The Merger Agreement provides that the Offer will expire 20 business days after it is commenced, will be extended for an aggregate of up to 10 business days from the initial expiration date if requested by TPC and may be extended by Offeror for an aggregate of up to 20 business days from the expiration date (but no more than 20 business days therefrom) without the written consent of TPC, except that
(i) the Offer may be extended without such consent for up to an aggregate of 30 days from the initial expiration date until the expiration or termination of the waiting period, if applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") and (ii) Offeror may extend the Offer, if at the time the Offer would otherwise expire, a 5 day cure period under clause (f) or (g) of Annex A to the Merger Agreement is in effect, to a date 5 days after the end of such 5 day cure period.

    THE MERGER. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), as soon as practicable following the satisfaction or waiver, if permissible, of the conditions described below under "CONDITIONS TO THE MERGER." Offeror will be merged with and into TPC with TPC as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger will become effective at the time of filing of a certificate of merger, or certificate of ownership and merger, as required by the DGCL (the "Effective Time"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by PHI, by Offeror or by any other direct or indirect subsidiary of PHI or of TPC, or held in the treasury of TPC, all of which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto, and the Shares owned by stockholders who have complied with all of the relevant provisions providing for appraisal rights under the DGCL) will be canceled and converted automatically into the right to receive an amount equal to the Per Share Amount in cash (the "Merger Consideration") net to the holder, without any interest thereon, and each share of common stock of Offeror issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    STOCKHOLDERS MEETING. The Merger Agreement provides that, if required by applicable law in order to consummate the Merger, TPC will, subject to its fiduciary duties under applicable law duly call an annual or special meeting of its stockholders (the "Stockholders Meeting") as soon as practicable following the consummation of the Offer to consider and vote upon the adoption of the Merger and the Merger Agreement. The Merger Agreement provides that in the event that Offeror acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the consummation of the Offer without a Stockholders Meeting in accordance with
Section 253 of the DGCL. PHI has agreed to cause all the Shares purchased pursuant to the Offer and all other Shares beneficially owned by PacifiCorp, Offeror or any other Subsidiary of PacifiCorp, to be voted in favor of the Merger and the Merger Agreement.

    STOCK OPTIONS. The Merger Agreement provides that (a) TPC will use its best efforts to enter into an agreement with each holder of an employee or director stock option to purchase Shares (in each case, an "Option") that provides that, immediately after the date on which Offeror will have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer, each Option that is then outstanding, whether or not then exercisable or vested, will be canceled by TPC, and each holder of a canceled Option will be entitled to receive from Offeror at the same time as payment for Shares is made by Offeror in connection with the Offer, in consideration for the cancellation of such Option, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option, whether or not then exercisable or vested, and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such Option, reduced by any applicable withholding.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by TPC, relating to, among other things, (i) the organization of TPC and its Subsidiaries and other corporate matters, (ii) the capital structure of TPC, (iii) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (iv) consents and approvals, (v) documents filed by TPC with the SEC and the accuracy of the information contained therein, (vi) the accuracy of the information contained in documents filed with the SEC in connection with the Offer and the Merger, (vii) litigation, (viii) environmental matters (ix) absence of material changes, and (x) taxes. In addition, the Merger Agreement contains representations and warranties by PHI and Offeror, relating to, among other things, (a) the organization and ownership of PHI and Offeror and other corporate matters, (b) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (c) the accuracy of information contained in documents filed with the SEC in connection with the Offer and the Merger, (d) consents and approvals, (e) financial statements of PHI, (f) regulatory status and (g) absence of ownership of Shares.

    CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, TPC has agreed that, prior to the Effective Time, except as otherwise provided in the Merger Agreement or with the prior written consent of PHI, TPC will, and will cause each of its Subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice. TPC has further agreed that it will use all reasonable efforts, and will cause each of its Subsidiaries to use all reasonable efforts, to (i) preserve intact the present business organization of TPC and its Subsidiaries, (ii) keep available the services of the present officers and employees of TPC and its Subsidiaries, and (iii) preserve the material relationships of TPC and its Subsidiaries with licensors, licensees, customers, suppliers, employees and any others having business dealings with TPC or any of its Subsidiaries. TPC has agreed that, unless otherwise contemplated or disclosed in the Merger Agreement or consented to by PHI, neither TPC nor any material subsidiary, can, between the date of the Merger Agreement and the Effective Time: (i) amend or otherwise change its charter or bylaws, (ii) issue, sell, pledge, dispose of, grant or encumber any shares of capital stock of any class of TPC or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest of TPC or any Subsidiary or, any assets and properties material to TPC and the Subsidiaries, taken as a whole, except for (a) sales of natural gas, in the ordinary course of business and in a manner consistent with past practice, by the marketing business of TPC or (b) pledges of assets and properties required by any financing document to which TPC or a Subsidiary is a party on the date of the Merger Agreement, (iii) declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock (except for such declarations, set-asides, dividends and other distributions made from any Subsidiary to TPC), (iv) reclassify, combine, split or subdivide, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock,
(v) acquire any corporation, partnership or other business organization or any division thereof or any material amount of assets, except for acquisitions of natural gas, in the ordinary course of business, by the marketing business of TPC; (vi) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, except borrowing in the ordinary course of business pursuant to any existing revolving credit agreement of TPC, (vii) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter described in the foregoing clauses (v) and (vi), (viii) increase the compensation payable or to become payable to, or grant any severance or termination pay to, its officers, employees, directors or consultants, except pursuant to existing contractual arrangements, (ix) pay, discharge or satisfy any claim, liability or obligation other than in the ordinary course of business and consistent with past practice and other than liabilities reflected or reserved against in the consolidated balance sheet of TPC and the consolidated Subsidiaries as at December 31, 1996, including the notes thereto, or subsequently incurred in the ordinary course of business and consistent with past practice, (x) enter into any collective bargaining agreements or change accounting practices, (xi) make any contribution to the TPC ESOP in excess of the amount necessary to amortize existing loans from TPC over the remaining portion of the original seven year period of such loans, (xii) amend in any material respect or terminate any contract or agreement material to TPC and the Subsidiaries, or (xiii) agree to take in writing, or otherwise, any of the actions described in the foregoing clauses (i) through (xii) or any action which would result in any of the conditions to the Offer not being satisfied (other than as contemplated by the Merger Agreement).

    ACCESS. Pursuant to the Merger Agreement, TPC has agreed that it will (i) give PHI and Offeror and their authorized representatives reasonable access to all offices, properties and other facilities and to all books and records of TPC and its Subsidiaries, (ii) permit PHI and Offeror to make such inspections as it may reasonably require, and (iii) cause its officers and those of its Subsidiaries to furnish PHI and Offeror such financial and operating data and other information with respect to the business and properties of TPC and its Subsidiaries. In this regard, PHI and Offeror have agreed to comply with the terms of the Confidentiality Agreement between TPC and PacifiCorp Power Marketing dated October 23, 1996 (the "Confidentiality Agreement"). (See "Description of Certain Agreements--Confidentiality Agreement" in this Annex I.).

    ALTERNATIVE PROPOSALS. The Merger Agreement provides that until the earlier of the termination of the Merger Agreement or the Effective Time, TPC will not, and will cause its officers, directors, Subsidiaries, affiliates, representatives and agents, directly or indirectly, not to initiate, solicit or encourage, any proposal, offer or inquiry to acquire all or any substantial part of the business and properties of TPC or any capital stock of TPC whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such transaction, an "Alternative Transaction"). TPC has agreed to cease and to cause to be terminated any existing discussions or negotiations regarding Alternative Transactions, with parties other than PHI and Offeror commenced before the date of the Merger Agreement. TPC has also agreed not to grant its consent to any party other than PHI and Offeror to take any action such party has agreed not to take pursuant to any "standstill" restrictions that are equivalent to the standstill provisions contained in the

Confidentiality Agreement, or to provide any confidential or non-public information regarding TPC and its Subsidiaries to, or have discussions with, any person regarding an Alternative Transaction.

    Notwithstanding the foregoing, the Merger Agreement provides that if TPC receives an unsolicited proposal or indication of interest for or with respect to a potential Alternative Transaction (an "Alternative Proposal"), TPC may engage in discussions or negotiations regarding such Alternative Proposal and furnish confidential or non-public information concerning TPC or its Subsidiaries if in the reasonable, good faith judgment of the TPC Board of Directors, taking into account the advice of outside counsel, the failure to do so would violate the fiduciary duties of the TPC Board of Directors to the holders of Shares under applicable law, and if the Alternative Proposal is a tender offer, the TPC Board of Directors may take and disclose to TPC's stockholders a position contemplated by rule 14e-2 under the Exchange Act. The Merger Agreement also provides that TPC will inform PHI promptly of its receipt of any Alternative Proposal.

    DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by Offeror pursuant to the Offer, Offeror will be entitled to designate such number of directors on the TPC Board of Directors as will give Offeror, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and TPC will, at such time, cause Offeror's designees to be so elected by its existing Board of Directors; provided, however, that in the event that Offeror's designees are elected to the TPC Board of Directors, until the Effective Time such Board of Directors will have at least three directors who are directors of TPC on the date of the Merger Agreement (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors will be reduced below three for any reason whatsoever, the remaining Independent Directors or Director will designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors will designate three persons to fill such vacancies who will not be officers or affiliates of TPC or any of its Subsidiaries or of PHI or any of its Subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. In connection with the foregoing, TPC has agreed promptly, at the option of PHI, either to increase the size of TPC's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Offeror's designees to be elected or appointed to TPC's Board of Directors as provided above.

    DIRECTORS/OFFICERS INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that, with certain limitations, the Certificate of Incorporation of the Surviving Corporation and each of its Subsidiaries will contain provisions no less favorable with respect to indemnification and advancement of expenses than are set forth in the Amended and Restated Certificate of Incorporation of TPC as of the date of execution of the Merger Agreement. The Merger Agreement provides that TPC will defend, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation will defend, indemnify and hold harmless, certain present and former directors and officers of TPC as identified in the Merger Agreement to the full extent required or permitted under Delaware law. Pursuant to the Merger Agreement, such rights to be defended, indemnified and held harmless will continue in full force and effect without time limitation from and after the Effective Time for a period of six years after the Effective Time. The Merger Agreement provides further that, with certain limitations, the Surviving Corporation will, for six years from the Effective Time, maintain in effect the directors' and officers' liability insurance policies in force and existing at the time of the execution of the Merger Agreement.

    EMPLOYMENT MATTERS. The Merger Agreement provides that all employees of TPC and its subsidiaries prior to the Effective Time will be employed by the Surviving Corporation immediately after the Effective Time. However with certain limitations, PHI and the Surviving Corporation will not be obligated to continue employing such employees for any length of time thereafter unless obligated by contract. The employees of TPC and its Subsidiaries will also be granted service credit under any applicable employee benefit plan or program which recognizes service time. The Merger Agreement provides that for one year after the Effective Time, PHI will cause the Surviving Corporation to continue or cause to be continued without significant adverse change to any employee or former employee of TPC and its Subsidiaries all TPC Employee Benefit Plans and the TPC 401(k) Plan, except that PHI or the Surviving Corporation may, during such period, replace any of the TPC Employee Benefit Plans or the TPC 401(k) Plan with a plan that is substantially equivalent to or more favorable than the plan it replaces.

    The Merger Agreement provides that, to the extent permitted by the relevant provisions of the Internal Revenue Code of 1986 (the "Code"), PHI will maintain or cause to be maintained the TPC ESOP as a separate qualified plan or separate feature in a qualified plan solely for the benefit of the TPC ESOP participants and the employees of the business that was conducted by TPC prior to the Effective Time, until the notes issued by the TPC ESOP (the "ESOP Notes") are paid in full (prior to or at maturity). Employees who are TPC ESOP participants before the Effective Time and who are involuntarily terminated other than for cause will become fully vested upon termination and will be entitled to an allocation for the year of termination. If (i) PacifiCorp or its delegatee so elects, or (ii) certain Code provisions do not permit the TPC ESOP to be maintained as a separate plan or feature of a plan, PacifiCorp shall cause a matching contribution and a two percent of eligible compensation contribution to be made to repay the ESOP Notes. At any time, PacifiCorp or its delegatee may elect to prepay the ESOP Notes in full.

    The Merger Agreement provides certain protections and advantages (lump sum cash severance payment and continued health insurance coverage under Part 6 of ERISA) for the benefit of any employee of TPC or its Subsidiaries who is terminated from employment by the Surviving Corporation within 12 months after the Effective Time for any reason other than cause, or who is required to transfer to a job location that is more than 50 miles from his or her current job location or take a reduction in base rate pay, but refuses such transfer or reduction and terminates his or her employment with the Surviving Corporation. The above described benefits are to apply in lieu of severance benefits applicable under TPC's general severance policy, and do not apply to the named officers and key employees who are party to change in control agreements.

    CONDITIONS TO THE OFFER. Annex A to the Merger Agreement provides that notwithstanding any other provision of the Offer, Offeror shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition shall have been satisfied and (ii) any applicable waiting period under the HSR Act shall have expired or been terminated. Furthermore, Offeror may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if at any time on or after the date of this Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

    (a) there shall have been issued and shall remain in effect any injunction, order or decree by any court or governmental authority, which (i) restrains or prohibits the making of the Offer or the consummation of the Merger, (ii) prohibits or limits ownership or operation by TPC, PHI or Offeror of all or any material portion of the business or assets of TPC and its Subsidiaries, taken as a whole, or PHI and its Subsidiaries, taken as a whole, or compels TPC, PHI or any of their Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of TPC and its Subsidiaries, taken as a whole, or PHI and its Subsidiaries, taken as a whole, in each case as a result of the Transactions; (iii) imposes material limitations on the ability of PHI or Offeror to exercise effectively full rights of ownership of any Shares; or (iv) requires divestiture by PHI or Offeror of any material portion of the Shares;

    (b) there shall have been any action taken, or any statute, rule, regulation, order or injunction issued or otherwise applicable to (i) PHI, TPC or any Subsidiary or affiliate of PHI or TPC or (ii) any Transaction, by any court or governmental authority (other than, in the case of both (i) and (ii), the application of the waiting period provisions of the HSR Act to the Offer or the Merger), which results in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    (c) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war or armed hostilities involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other financial institutions,
(v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the reasonable judgment of PHI, a material worsening thereof;

    (d) a tender offer or exchange offer for more than fifty percent (50%) of the Shares shall have been made or publicly proposed by a third party for a price in excess of the Per Share Amount;

    (e) the TPC Board of Directors or any committee thereof shall have withdrawn or modified in a manner adverse to PHI or Offeror its approval or recommendation of the Offer, the Merger or this Agreement or shall have approved or recommended another merger, consolidation, business combination with, or acquisition of TPC or all or substantially all its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing;

    (f) TPC shall have failed to perform in any material respect any of its covenants in this Agreement and shall not have cured such default (provided 5 days written notice of such default shall have been given to TPC by PHI);

    (g) the representations and warranties of TPC shall fail to be true and correct in all material respects on and as of the date made or at such later time as the Merger Agreement provides, and such failure shall not have been cured in all material respects (provided 5 days written notice of such failure shall have been given to TPC by PHI);

    (h) the Merger Agreement shall have been terminated in accordance with its terms;

    (i) Offeror and TPC shall have agreed that Offeror shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

    (j) since December 31, 1996, except as expressly contemplated by the Merger Agreement, disclosed in any form report or document required to be filed by TPC with the Securities and Exchange Commission since such date and prior to the date of the Merger Agreement or as set forth in a schedule to the Merger Agreement, there shall have been any event having, individually or in the aggregate, a change or effect that is reasonably likely to be materially adverse to the business, operations, properties, financial condition, assets or liabilities (including, without limitation, contingent liabilities) of TPC and the Subsidiaries taken as a whole, except for changes that affect the industries in which TPC and the Subsidiaries operate generally.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been adopted by the requisite vote of the stockholders of TPC in accordance with TPC's Amended and Restated Certificate of Incorporation and applicable law, if such vote is required, (ii) no United States or state statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced that has the effect of making the acquisition or ownership of the Shares illegal or otherwise prohibiting or materially restricting the consummation of the Merger,
(iii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and (iv) Offeror or its permitted assignee will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time (i) by mutual consent of the parties to the Merger Agreement,
(ii) by TPC, upon approval of the TPC Board of Directors, if (1) Offeror shall have (A) failed to commence the Offer within ten days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of TPC to satisfy the conditions set forth in paragraph (f) or (g) of Annex A to the Merger Agreement or (2) prior to the purchase of Shares pursuant to the Offer, the TPC Board of Directors shall have withdrawn or modified in a manner adverse to Offeror or PHI its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by TPC of a definitive agreement providing for an Alternative Transaction or in order to approve a tender offer or exchange offer for Shares by a third party, in either case on terms more favorable to TPC's stockholders from a financial point of view than the Offer and the Merger taken together, as determined by the TPC Board of Directors in the exercise of its good faith judgment and after consultation with its legal counsel and financial advisors; PROVIDED, HOWEVER, that termination as described in clause (2) will not be effective until TPC has made payment to PHI of the fee required to be paid as specified in the second sentence under the caption "FEES AND EXPENSES" below, (iii) by PHI if (1) due to an occurrence or circumstance that results in a failure to satisfy any condition set forth in Annex A to the Merger Agreement, Offeror shall have (A) failed to commence the Offer within ten days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless any such failure listed above shall have been caused by or resulted from the failure of PHI or Offeror to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by PHI or Offeror of any material representation or warranty of either of them contained in the Merger Agreement or (2) prior to the purchase of Shares pursuant to the Offer, the TPC Board of Directors or any committee thereof shall have withdrawn or modified in a manner adverse to Offeror or PHI its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another merger, consolidation, business combination with, or acquisition of, TPC or all or substantially all its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing, or (iv) by either PHI, Offeror or TPC if the Merger is not consummated on or before the first anniversary of the date of the Merger Agreement; provided, however, that the party seeking to terminate the Merger Agreement as described in this clause (iv) is not willfully or negligently in material breach of the Merger Agreement.

    FEES AND EXPENSES. The Merger Agreement provides that, except as described in the following sentence, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses. The Merger Agreement provides further that, if the Merger Agreement is terminated by TPC as described in clause (ii)(2) under the caption "TERMINATION" above, or by PHI under the provision described in clause
(iii)(2) under the caption "TERMINATION" above, TPC will pay to PHI a fee of $9,000,000 in cash.

    AMENDMENT. The Merger Agreement may be amended through a written instrument at any time prior to the Effective Time by the Board of Directors of the parties. The Merger Agreement provides certain special rules for the amendment of the Merger Agreement after the election or appointment of Offeror designees to the TPC Board of Directors.

STOCKHOLDER AGREEMENT.

    Messrs. Larry W. Bickle, John A. Strom and J. Chris Jones, executive officer of TPC, are each party to a Stockholder Agreement dated March 11, 1997 with PHI and the Offeror. The Stockholder Agreement provides that each of Messrs. Bickle, Strom and Jones will tender his Shares into the Offer so long as the per Share amount is not less than $13.41 in cash (net to the seller). Additionally, each of Bickle, Strom and Jones has agreed to sell, and the Offeror has agreed to purchase, their Shares at a price per Share equal to $13.41, or such higher price per Share as may be offered by the Offeror in the Offer, provided that such obligations to purchase and sell are both subject to (i) the Offeror having accepted Shares for payment under the Offer and the Minimum Condition (minus any shares which are the subject of the Stockholder Agreement but are not purchased in the Offer) having been satisfied, and (ii) the expiration or termination of any applicable waiting period under the HSR Act. Each of Bickle, Strom and Jones has also agreed not to transfer or agree to transfer his Shares, grant a proxy for his Shares or enter into a voting agreement respecting them, or take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholder Agreement or the transactions contemplated thereby. The Stockholder Agreement terminates upon the earlier of (i) the Merger Agreement being terminated by TPC, PHI or the Offeror, or (ii) the purchase and sale of the Shares of Bickle, Strom and Jones as described above. The foregoing summary of the Stockholder Agreement is qualified in its entirety by the text of the Stockholder Agreement, a copy of which is filed as Exhibit 3 to the Schedule 14D-9 and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT.

    On October 23, 1996, TPC and PacifiCorp Power Marketing, Inc. ("PPM"), an affiliate of PHI, entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which TPC agreed to provide to PPM and its representatives certain information and material concerning TPC, its subsidiaries and affiliates on a confidential basis. In consideration of such disclosure, PPM agreed that neither it nor its affiliates would solicit to employ any of the current officers and employees of TPC without TPC's prior written consent. PPM also agreed on behalf of itself and its affiliates to certain standstill provisions for a period of three years with respect to certain actions involving or leading to a transaction with TPC without the written consent or invitation of the Board. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 4 to the Schedule 14D-9 and is incorporated herein by reference.

                                                                        ANNEX II

                                LEHMAN BROTHERS

                                 March 11, 1997

Board of Directors
TPC Corporation
200 West Lake Park Boulevard, Suite 1000
Houston, Texas 77079

Members of the Board:

    We understand that Pacificorp Holdings, Inc. ("PHI"), a wholly owned subsidiary of Pacificorp, and TPC Corporation ("TPC" or the "Company") have entered into an Agreement and Plan of Merger dated as of March 11, 1997 (the "Agreement"), pursuant to which ACo, a wholly owned subsidiary of PHI, will make a cash tender offer to acquire all the issued and outstanding shares of Class A and Class B common stock of TPC, par value $0.01 per share, for $13.41 per share net to the seller in cash (the "Tender Offer"). The Tender Offer will be conditional upon, among other things, the tender of shares of TPC common stock which represent at least a majority of the outstanding shares of TPC common stock on a fully diluted basis. Following consummation of the Tender Offer, each share of TPC stock which is outstanding and not purchased pursuant to the Tender Offer, will be converted into the right to receive $13.41 per share in cash pursuant to a merger of ACo with and into TPC (the "Merger", and together with the Tender Offer, the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

    We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning Pacificorp and the Company that we believe to be relevant to our analysis including the Company's Form 10-K for the year ended December 31, 1996, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock from January 1, 1992 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant, and (7) the results of our efforts to solicit indications of interest and proposals from third parties with respect to a purchase of all or a part of the Company's business. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

    We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Michael McMahon, a director TPC, is also a Managing Director of Lehman Brothers.

    This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                          Very truly yours,

                                LEHMAN BROTHERS

                                By:              /s/ H.E. MCGEE III
                                     -----------------------------------------
                                                   H.E. McGee III
                                                 MANAGING DIRECTOR

                                                                       ANNEX III

                                TPC CORPORATION
                          200 WESTLAKE PARK BOULEVARD
                              HOUSTON, TEXAS 77079

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

                 NO VOTE OR OTHER ACTION OF TPC'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
                   YOU ARE REQUESTED NOT TO SEND TPC A PROXY.
                            ------------------------

    This Information Statement is being mailed on or about March   , 1997 as
part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares (the "Shares") of the Class A Common Stock, par value $.01 per share, and the Class B Common Stock, par value $.01 per share (the "Common Stock"), of TPC Corporation, a Delaware corporation ("TPC"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the possible designation by PacifiCorp Holdings, Inc., a Delaware corporation ("PHI"), and the direct parent of Power Acquisition Company, a Delaware corporation ("Offeror") of persons (the "Offeror Designees") to the Board of Directors of TPC (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated March 11, 1997 (the "Merger Agreement") among TPC, PHI and Offeror.

    The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by Offeror pursuant to the Offer, Offeror will be entitled to designate such number of directors as will give Offeror, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and TPC will, at such time, cause Offeror's designees to be so elected by its existing Board; provided, however, that in the event that Offeror's designees are elected to the Board, until the Effective Time (as defined in the Merger Agreement) such Board will have at least three directors who are directors of TPC on the date of the Merger Agreement (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors will be reduced below three for any reason whatsoever the remaining Independent Directors will designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors will designate three persons to fill such vacancies who will not be officers or affiliates of TPC or any of its subsidiaries or of PHI or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, TPC will take all action requested by PHI necessary to effect any such election. In connection with the foregoing, TPC will promptly, at the option of PHI, either increase the size of the Board and/or obtain the resignation of such number of its current directors as is necessary to enable Offeror's designees to be elected or appointed to the Board as provided above.

    The information contained in this Information Statement concerning PHI and the Offeror Designees has been furnished to TPC by such persons, and TPC assumes no responsibility for the accuracy or completeness of such information.

                                     III-1

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

    The outstanding voting securities of TPC as of March 7, 1997 consisted of 17,424,252 Shares of Class A Common Stock and 579,963 Shares of Class B Common Stock, with approximately 3,497,494 Shares reserved for issuance pursuant to outstanding stock options granted by TPC to key employees, directors and consultants. Each Share is entitled to one vote on matters other than the election of directors, in which case the holders of the Class A Common Stock are entitled to elect two members to the Board class being elected each year, and the holder of the Class B Common Stock is entitled to elect one member to the Board class being elected each year.

    The Board is divided into three classes serving staggered terms in accordance with TPC's Amended and Restated Certificate of Incorporation.

BENEFICIAL OWNERS

    The following table and the information under "Stockholders' Agreements" below describe the ownership of Shares by each person known by TPC to own beneficially more than five percent of the Shares (including any "group" as that term is used in Section 13(d) (3) of the Exchange Act). Unless otherwise indicated, to TPC's knowledge, such persons have sole voting and investment power with respect to such Shares, and all such Shares are owned beneficially and of record by the person indicated. The table reflects the ownership of such Shares (including Shares that may be acquired within sixty days of March 7, 1997) at March 7, 1997.

    Certain of the information in the following table and set forth under "Stockholders' Agreements" was taken from materials filed with the SEC by certain owners of TPC's capital stock. Certain of the stockholders identified in the following table have entered into agreements regarding the disposition and voting of their capital stock as described under "Stockholders' Agreements" which may cause certain of the parties to such agreements to be deemed to have beneficial ownership of stock subject to such agreements. All of the percentages in the following table assume that the 579,963 outstanding shares of Class B Common Stock have been converted into the same number of Shares.

                                                                                               SHARES BENEFICIALLY
                                                                                             OWNED AT MARCH 7, 1997
                                                                                             -----------------------
                                                                                                         PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                                           NUMBER       CLASS
-------------------------------------------------------------------------------------------  ----------  -----------
Foreign & Colonial Management Limited (1)..................................................     921,000       5.28%
  Exchange House
  Primrose Street
  London EC2A 2NY, England
Gaz de France (2)..........................................................................   4,046,999      23.22%
  No. 32 Lookerman Square
  Suite L-100
  Dover, Delaware 19901
Miami Valley Leasing, Inc. (3).............................................................   1,000,000       5.74%
  Courthouse Plaza Southwest
  Dayton, Ohio 45402

                                     III-2

                                                                                               SHARES BENEFICIALLY
                                                                                             OWNED AT MARCH 7, 1997
                                                                                             -----------------------
                                                                                                         PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                                           NUMBER       CLASS
-------------------------------------------------------------------------------------------  ----------  -----------
NAR Group Limited (4)......................................................................   1,546,000       8.87%
  Citco Building
  P.O. Box 662
  Wickhams Cay
  Road Town, Tortola
  British Virgin Islands

------------------------

(1) Foreign & Colonial Management Limited ("F&C") is an investment advisor wholly owned by Hypo Foreign & Colonial Management (Holdings) Limited ("Holdings"). Both of these entities are organized under the laws of the United Kingdom. F&C and Holdings share voting and dispositive power with respect to the shares indicated as beneficially owned by F&C.

(2) The Shares indicated as beneficially owned by Gaz de France ("GDF") are held of record by GDF US INCORPORATED, a Delaware corporation and an indirect wholly owned subsidiary of GDF. Messr. Abiteboul, a director of TPC, is President of GDF US INCORPORATED. These shares include 579,963 Shares issuable upon conversion of the Class B Common Stock now owned by GDF.

(3) Miami Valley Leasing, Inc., an Ohio corporation ("Miami Valley"), is a wholly owned subsidiary of DPL Inc. ("DPL"), also an Ohio corporation. DPL is also the parent company of The Dayton Power and Light Company ("DP&L"), an Ohio corporation engaged in the business of generating, transmitting and selling electric energy and distributing natural gas in the State of Ohio. Mr. Thomas Jenkins is an officer of both DPL and DP&L, however, Mr. Jenkins disclaims any beneficial ownership to the Shares owned by Miami Valley.

(4) The Shares beneficially owned by NAR Group Limited, a private investment holding company ("NAR"), are owned of record by Intercontinental Mining & Resources Incorporated, a British Virgin Islands company and a wholly owned subsidiary of NAR. NAR is a private investment holding company that is a joint venture between the family of Mr. Alan Quasha, and Compagnie Financiere Richemont A.G., a Swiss public company engaged in the tobacco, luxury goods, and other businesses. Mr. Quasha and his family may be deemed to beneficially own the shares reported as beneficially owned by NAR, however, Mr. Quasha and his family disclaim such beneficial ownership.

STOCKHOLDERS' AGREEMENTS

    Effective June 14, 1991, TPC sold an aggregate of 565,065 Shares of Class B Common Stock, and preferred shares that are no longer outstanding, to GDF and certain other entities (which certain other entities no longer own any such shares). In connection with this transaction, Phemus Corporation, Intercontinental Mining & Resources Incorporated, a wholly owned subsidiary of NAR Group Limited, and another company that has since sold its Shares entered into a stockholders' agreement with GDF ("Stockholders' Agreement"). The Stockholders' Agreement provides, among other things, that so long as such stockholders own Shares, they will consult with GDF regarding the nomination of two directors to be elected by holders of the Shares. Such nominees must also be acceptable to TPC. Messrs. Jarvis and Pignatelli serve on TPC's Board in accordance with this arrangement.

    By letter agreement dated June 12, 1991, TPC agreed with the holders of the Class B Common Stock that if TPC granted any additional options under TPC's 1991 Stock Option Plan (the "1991 Plan") or sold any of the 375,000 Shares held in treasury on that date, TPC would issue additional Class B Common Stock to the holders of such stock equal to five percent of the options granted or treasury stock sold. Pursuant to this agreement and in connection with the grant of additional options under the 1991 Plan, TPC issued 9,079 additional shares of Class B Common Stock in 1992, 5,819 additional shares of Class B Common Stock in 1993, and no additional Class B Common Stock in 1994, 1995 or 1996.

                                     III-3

MANAGEMENT

    The following table describes the ownership of Shares by (i) each director of TPC, (ii) the Chief Executive Officer and each of the four most highly compensated executive officers of TPC, and (iii) all officers and directors of TPC as a group. Unless otherwise indicated, to TPC's knowledge, such persons have sole voting and investment power with respect to such shares and all such shares are owned beneficially and of record by the person indicated. The table reflects the ownership of such Shares (including Shares that may be acquired within sixty days after March 7, 1997) at March 7, 1997.

    Certain of the information in the following table was taken from materials filed with the SEC by certain owners of TPC's Common Stock. All of the percentages in the following table assume that the 579,963 Shares of Class B Common Stock have been converted into the same number of Shares.

                                                                                     SHARES BENEFICIALLY
                                                                                    OWNED AT MARCH 7, 1997
                                                                                   ------------------------
                                                                                                PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                                 NUMBER       CLASS
---------------------------------------------------------------------------------  ----------  ------------
Larry W. Bickle (1)..............................................................     580,293         3.2%
John A. Strom (1)................................................................     732,642         4.1%
J. Chris Jones (1)...............................................................     634,140         3.5%
Ronald H. Benson (1).............................................................      27,700         0.2%
Michael E. Calderone (1).........................................................      39,602         0.2%
Jean P. Abiteboul (2)(4).........................................................       8,400       *
W. J. Bowen (3)..................................................................       9,400       *
Bernard Brelle (2)(4)............................................................       2,400       *
Robert Cosson (2)(4).............................................................       8,400       *
Roger L. Jarvis (2)..............................................................       8,400       *
Thomas M. Jenkins (2)(5).........................................................      --           --
Michael E. McMahon (2)...........................................................         400       *
James S. Pignatelli (3)..........................................................       8,900       *
All officers and directors as a group (nineteen persons
  including those listed above) (6)..............................................   2,411,319        12.5%

------------------------

*   Less than 0.1%.

(1) Shares shown as beneficially owned by Messrs. Bickle, Strom, Jones, Benson, and Calderone include 567,313, 567,313, 567,313, 25,000 and 36,013 Shares, respectively, which each of them has the right to acquire within sixty days after March 7, 1997, through the exercise of stock options.

(2) All Shares shown as beneficially owned are Shares which the named director has the right to acquire within sixty days after March 7, 1997, through the exercise of stock options.

(3) Shares shown as beneficially owned by Messrs. Bowen and Pignatelli include 5,000 and 500 Shares, respectively, and the right to acquire 4,400 and 8,400 Shares, respectively, within sixty days after March 7, 1997, through the exercise of stock options.

(4) Messrs. Abiteboul, Brelle and Cosson are affiliated with GDF, which beneficially owns 4,046,999 Shares, including 579,963 Shares issuable upon conversion of the Class B Shares now owned by GDF.

(5) See footnote (3) to the table beginning on page III-2.

(6) Shares shown as beneficially owned by the officers and directors of TPC as a group include 1,929,716 Shares which such officers and directors have the right to acquire within sixty days after March 7, 1997, through the exercise of stock options.

                                     III-4

                             THE BOARD OF DIRECTORS

OFFEROR DESIGNEES

    PHI has informed TPC that each of the Offeror Designees listed below has consented to act as a director. To the best knowledge of TPC, none of the Offeror Designees or their associates beneficially owns any equity securities of TPC or has been involved in any transaction with TPC or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the SEC.

    It is expected that, upon assuming office, the PHI Designees will thereafter constitute at least a majority of the Board of TPC.

    PHI may designate the following individuals to the Board of TPC. Each such individual's name, age as of the date hereof, present principal occupation or employment and five year employment history is set forth below.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND PRINCIPAL
          NAME                 AGE       CITIZENSHIP   BUSINESS); MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
-------------------------      ---      -------------  ----------------------------------------------------------
John A. Bohling                    53          U.S.    Senior Vice President of PacifiCorp (since 1993);
                                                        Executive Vice President of Pacific Power & Light Company
                                                        (1991-1993); Director and Vice President of Power
                                                        Acquisition Company (since March 1997)

Richard T. O'Brien                 42          U.S.    Senior Vice President and Chief Financial Officer (since
                                                        1995) and Vice President (1993-1995) of PacifiCorp;
                                                        Senior Vice President (since 1993) and Chief Financial
                                                        Officer (since 1996) of PacifiCorp Holdings, Inc.; Chief
                                                        Financial Officer (1992-1993) and Vice President and
                                                        Treasurer (1989-1992) of NERCO, Inc., a former mining and
                                                        resource subsidiary of PacifiCorp; Director and Vice
                                                        President of Power Acquisition Company (since March 1997)

Dennis P. Steinberg                50          U.S.    Senior Vice President (since 1994) and Vice President
                                                        (1990-1994) of PacifiCorp; Director and President of
                                                        Power Acquisition Company (since March 1997)

Donald N. Furman                   40          U.S.    Vice President of PacifiCorp (since February 1997);
                                                        President of PacifiCorp Power Marketing, Inc., a power
                                                        marketing and trading subsidiary of PacifiCorp Holdings,
                                                        Inc. (since 1995); Assistant Vice President of PacifiCorp
                                                        (1994-1995); Senior Vice President--Operations of
                                                        Citizens Lehman Power LP (1991-1994); Vice President of
                                                        Power Acquisition Company (since March 1997)

William E. Peressini               40          U.S.    Vice President (since 1996) and Treasurer (since 1994) of
                                                        PacifiCorp; Treasurer of PacifiCorp Holdings, Inc. (since
                                                        1994); Executive Vice President of PacifiCorp Financial
                                                        Services, Inc. (1992-1994); Senior Vice President and
                                                        Chief Financial Officer of PacifiCorp Financial Services,
                                                        Inc. (1989-1992)

                                     III-5

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND PRINCIPAL
          NAME                 AGE       CITIZENSHIP   BUSINESS); MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
-------------------------      ---      -------------  ----------------------------------------------------------
Brian D. Sickels                   51          U.S.    Vice President of PacifiCorp (since February 1997); Vice
                                                        President of Power Systems, PacifiCorp (1995-1997);
                                                        Assistant Vice President, PacifiCorp (1992-1994). He is
                                                        also presently Senior Vice President and Chief Operating
                                                        Officer of PacifiCorp Power Marketing, Inc.

CURRENT DIRECTORS

    The Board is currently comprised of nine directors: Larry W. Bickle, Roger
L. Jarvis, Michael E. McMahon, Robert Cosson, Jean P. Abiteboul, W.J. Bowen, James S. Pignatelli, Bernard Brelle and Thomas M. Jenkins. The information set forth below is as of March 7, 1997.

    TPC's Amended and Restated Certificate of Incorporation and By-laws provide that the directors of TPC are to be classified into three classes, with the directors in each class serving for three-year terms and until their successors are elected, except that the initial terms of the directors of TPC expired, or will expire, at the 1996, 1997 and 1998 annual meeting of the stockholders of TPC, depending upon the particular class in which each such director was placed. The terms of the persons presently serving on the Board expire at the annual meetings of stockholders for the years indicated: Messrs. Michael E. McMahon, Roger L. Jarvis and Bernard Brelle: 1997; Messrs. W.J. Bowen, James S. Pignatelli and Jean P. Abiteboul: 1998; and Messrs. Larry W. Bickle, Thomas M. Jenkins and Robert Cosson: 1999.

    Jean P. Abiteboul, 45, is Vice President, Manager of the Major Projects Department of the International Division of Gaz de France. He has served as President of the United States subsidiary of Gaz de France since its formation in 1991. In addition, M. Abiteboul has acted as Chairman and Chief Executive Officer of NOVERGAZ (1994) Inc., a non-regulated gas company in Montreal, Canada, since May 1994. M. Abiteboul is a director of Northern New England Gas Corporation and Gaz Metropolitain. M. Abiteboul has served as a director of TPC since 1991.

    Larry W. Bickle, 51, has been Chairman of the Board of Directors and Chief Executive Officer of TPC since December 1990. Mr. Bickle was a co-founder of TPC and served as President of TPC from its formation in 1984 until February 1994. Mr. Bickle is also a director of St. Mary Land & Exploration Company. Mr. Bickle has been a director of TPC since 1984.

    W. J. Bowen, 74, has extensive experience in the energy industry. In May 1992, Mr. Bowen retired as Chairman of the Board of Transco Energy Company after an eighteen year career. Mr. Bowen is also a director of J.B. Poindexter & Co., Inc. and has served as a director of TPC since 1994.

    Bernard Brelle, 44, has been head of the Tariffs and Contracts Department of the Commercial Division of Gaz de France since 1993. From 1990 to 1992 he was Regional Manager of CFM, an affiliate company of Gaz de France. Mr. Brelle has been a director of TPC since 1995.

    Robert Cosson, 47, has been the President of Financial and Jurisdictional Services of Gaz de France since 1990. Mr. Cosson has been a director of TPC since 1991.

    Roger L. Jarvis, 42, has been the Chief Executive Officer of Spinnaker Exploration LLC since December 1996. Prior thereto, Mr. Jarvis was an independent consultant and private investor, and was President, Chief Executive Officer and a director of King Ranch, Inc., a privately-held company with interests in agribusinesses, oil and gas exploration and production, real estate development, and retail businesses. Mr. Jarvis has been a director of TPC since 1991.

    Thomas M. Jenkins, 46, is Group Vice President, Treasurer and Chief Financial Officer of DPL Inc., the parent company of The Dayton Power and Light Company ("DP&L"), which positions he has held since 1990. Mr. Jenkins is also Group Vice President and Chief Financial Officer of DP&L, which positions

                                     III-6
he has held since 1995. From 1990 to 1995, Mr. Jenkins was Group Vice President and Treasurer of DP&L. Mr. Jenkins has been a director of TPC since 1996.

    Michael E. McMahon, 49, is a Managing Director of Lehman Brothers, Inc. He was a Partner of Aeneas Group, Inc., a wholly owned subsidiary of Harvard Management Company, Inc., from January 1993 to September 1994. From December 1989 through 1992, Mr. McMahon was Managing Director and co-head of the Energy & Chemicals Group of Salomon Brothers Inc. Mr. McMahon also serves as a director of Triton Energy Corporation. Mr. McMahon has been a director of TPC since 1993.

    James S. Pignatelli, 53, has served as Senior Vice President and Chief Operating Officer of Tucson Electric since 1994. Mr. Pignatelli retired from Mission Energy Company in 1993, where he served as the President and Chief Executive Officer. Mr. Pignatelli is a director of BWIP International and has served as a director of TPC since 1991.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

    The business and affairs of TPC are managed under the direction of the Board. The Board has responsibility for establishing broad corporate policies and for the overall performance of TPC, rather than day-to-day operating details. The Board met ten times in 1996. The Board has regularly scheduled meetings during the year and meets at other times during the year as necessary to review significant developments affecting TPC and to act on matters requiring Board approval. In 1996, each of the directors attended at least seventy-five percent of the meetings of the Board and the committees on which he served except for Messrs. Brelle and Cosson whose attendance was below this threshold.

BOARD COMMITTEES

    The Board has five standing committees which include an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating Committee and a Strategic Planning Committee. Actions taken by a committee of the Board are reported to the Board of Directors at its next meeting.

    The Executive Committee consists of five directors. Although this Committee has very broad powers, it is intended that this committee only meet to take formal action on a specific matter when it would be impracticable to call a formal meeting of the Board. The Executive Committee, and all other committees of the Board, are prohibited by TPC's By-laws from taking certain major corporate actions. The members of the Executive Committee in 1996 were Messrs. Abiteboul, Bickle, Bowen, Jarvis and Pignatelli. In 1996, there were no Executive Committee meetings.

    The Audit Committee consists of three nonemployee directors. This committee recommends the appointment of a firm of independent certified public accountants to audit the accounting records of TPC each year. It reviews with representatives of the independent public accountants the auditing arrangements and scope of the independent public accountants' examination of the accounting records, results of those audits, their fees, and any problems identified by the independent public accountants regarding internal accounting controls, together with their recommendations. It also meets with TPC's Chief Financial Officer and its Controller to review reports on the functioning of TPC's programs for compliance with its policies and procedures regarding financial reporting and internal controls. The members of the Audit Committee in 1996 were Messrs. Jarvis, Jenkins and Pignatelli. The Audit Committee met three times in 1996.

    The Compensation Committee consists of four nonemployee directors. This Committee makes recommendations to the Board of Directors as to the salaries and annual bonuses of the Chief Executive Officer and the other elected officers, and reviews the salaries of certain other senior executives. It makes recommendations to the Board of Directors regarding grants of stock options to elected and other senior executive officers and other eligible employees and consultants, and reviews guidelines for the administration of TPC's incentive compensation programs. It also reviews and makes recommendations to the Board

                                     III-7
of Directors with respect to proposed compensation or benefits plans or programs, and periodically reviews the operations of such plans or programs. The members of the Compensation Committee in 1996 were Messrs. Abiteboul, Bowen, Jarvis and McMahon. The Compensation Committee met three times in 1996.

    The Nominating Committee consists of three directors. This Committee identifies, evaluates, and nominates potential individuals to stand for election as directors of TPC as an opening on the Board occurs. The members of the Nominating Committee in 1996 were Messrs. Bickle, Cosson and Jarvis. The Nominating Committee did not meet in 1996.

    The Strategic Planning Committee consists of five directors. This Committee determines the focus of TPC's annual business plan, as well as establishes and monitors TPC's strategic goals throughout the year. The members of the Strategic Planning Committee in 1996 were Messrs. Abiteboul, Bickle, Bowen, McMahon and Pignatelli. The Strategic Planning Committee met two times in 1996.

DIRECTOR NOMINATION PROCEDURES

    The By-Laws provide that nominations for election of directors by the stockholders will be made by the Board or by any stockholder entitled to vote in the election of directors generally. The By-Laws require that stockholders intending to nominate candidates for election as directors deliver written notice thereof to the Secretary of TPC not later than eighty days in advance of the meeting of stockholders; provided however, that in the event that the date of the meeting is not publicly announced by TPC by an inclusion in a filing with the SEC pursuant to Section 13(a) or 14(a) of the Exchange Act, by mail, or by press release more than ninety days prior to the meeting, notice by the stockholder to be timely must be delivered to the Secretary of TPC not later than the close of business on the tenth day following the day on which such announcement of the date of the meeting was so communicated. The By-Laws further require that the notice by the stockholder set forth certain information concerning such stockholder and the stockholder's nominees, including their names and addresses, a representation that the stockholder is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, the class and number of shares of TPC's stock owned or beneficially owned by such stockholder, and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such stockholder and the consent of each nominee to serve as a director of TPC if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements. Similar procedures prescribed by the By-laws are applicable to stockholders desiring to bring any other business before an annual meeting of stockholders.

DIRECTOR COMPENSATION

    Employee directors are not compensated for their services as a director of TPC. In 1996, each nonemployee director was paid $3,000 per quarter, $1,000 per Board meeting attended and $500 for each committee meeting attended.

    Nonemployee directors participate in both the Non-Management Director Stock Option Plan (the "1992 Director Plan") and the 1995 Stock Option Plan for Non-Employee Directors (the "1995 Director Plan"), which were respectively adopted on February 4, 1992 and February 13, 1995. The 1992 Director Plan provides for nonqualified stock options to purchase up to 100,000 Shares, in the aggregate, by TPC's outside directors. The 1995 Director Plan provides for nonqualified stock options to purchase up to 48,000 Shares, in the aggregate, by TPC's outside directors.

    Under the 1992 Director Plan, each director, on the date of the Board meeting following his initial election to the Board, is granted an option to purchase 10,000 Shares, which option vests ratably over a five year period. Under the 1995 Director Plan, on May 15th of each year (or the first succeeding business day thereafter) each nonemployee director receives an annual option grant to purchase 2,000 Shares, which

                                     III-8
options also vest ratably over five years. The exercise price for the options granted under both the 1992 Director Plan and the 1995 Director Plan is the fair market value of TPC's Shares on the date of grant.

                               EXECUTIVE OFFICERS

    Larry W. Bickle, 51, Chairman of the Board and Chief Executive Officer. For Mr. Bickle's business background, see the "Board of Directors" above.

    John A. Strom, 43, a co-founder of TPC, has served as its President since February 1994. From April 1992 until February 1994, Mr. Strom served as Senior Vice President of TPC, and from 1984 to March 1992, as Vice President--Marketing of TPC.

    J. Chris Jones, 41, has served as Chief Financial Officer of TPC since February 1996, and Senior Vice President and Chief Operating Officer since May 1993. From January 1986 until May 1993, Mr. Jones served as Vice President and Chief Financial Officer of TPC.

    Marilyn I. Eckersley, 42, has been Vice President--Administration since February 1996. From May 1994 to February 1996, Mrs. Eckersley served as Manager--Administration, and prior thereto held various administrative positions with TPC.

    Joseph J. DiNorscia, 44, has been Vice President--Risk Management of TPC since February 1994. Mr. DiNorscia joined TPC in 1990 as Manager of Portfolio Services. Prior to joining TPC, Mr. DiNorscia served as Manager of Risk Management and Strategy Development for Lyondell Petrochemical Company.

    Robert D. Kincaid, 36, has been Treasurer of TPC since 1992. From 1990 to 1991, he was associated with EnCap Partners, a private partnership engaged in the management of institutional debt and equity funds for energy related investments.

    Michael E. Calderone, 40, has been Vice President--Gas Marketing of TPC since February 1994. Mr. Calderone joined TPC in 1992 as Manager of Transportation and Exchange and, since that time, has held the positions of Director of Profit Optimization and Manager of Marketing.

    Patrick J. Peldner, 48, has been Vice President--Power Marketing of TPC since July 1996 and Vice President--Storage from February 1994 to July 1996. Mr. Peldner joined TPC in October 1992 as Manager of Storage Development. Prior to joining TPC, Mr. Peldner was Vice President of Property Acquisitions and a member of the executive committee for Nicor Oil and Gas Corporation from 1987 to 1992.

    M. Scott Jones, 42, joined TPC in November 1992 as Vice President, General Counsel and Secretary. Mr. Jones was a shareholder of the Houston, Texas law firm of Dickerson, Carmouche & Jones prior to that time.

    Ronald H. Benson, 51, has been Vice President--Corporate Development of TPC since November 1994. From March 1993 to November 1994, Mr. Benson acted as an independent consultant in the energy business. Mr. Benson was President of Phibro Energy Production Inc. from December 1989 to March 1993.

    D. Hughes Watler, Jr., 48, joined TPC as Controller in September 1995. Prior to joining TPC, Mr. Watler was Chief Financial Officer of Texoil, Inc. from 1992 to 1995, and prior thereto was a partner with the accounting firm, Price Waterhouse.

                             EXECUTIVE COMPENSATION

    The following table sets forth information with respect to the Chief Executive Officer and the other four most highly compensated executive officers of TPC (the "Named Officers") for the fiscal year ended December 31, 1996.

                                     III-9

                           SUMMARY COMPENSATION TABLE

                                                                                                         LONG-TERM
                                                                                                       COMPENSATION
                                                                     ANNUAL COMPENSATION                  AWARDS
                                                         -------------------------------------------  ---------------
                                                                                      OTHER ANNUAL        SHARES         ALL OTHER
                                                            SALARY                    COMPENSATION      UNDERLYING     COMPENSATION
NAME AND PRINCIPAL POSITION                     YEAR        ($)(1)     BONUS($)(1)       ($)(3)       OPTIONS (#)(4)      ($)(5)
--------------------------------------------  ---------  ------------  ------------  ---------------  ---------------  -------------
Larry W. Bickle.............................       1996      162,000     189,200            9,973           35,000           3,136
  Chairman of the Board and                        1995      157,500      62,235(2)        10,728           10,000           9,492
  Chief Executive Officer                          1994      108,000     137,699           12,668           50,000          19,310

John A. Strom...............................       1996      162,000     189,200            9,973           35,000           3,136
  President                                        1995      157,500      62,235(2)        10,728           10,000           9,492
                                                   1994      108,000     137,699           12,668           50,000          19,310

J. Chris Jones..............................       1996      162,000     189,200            9,973           35,000           3,566
  Senior Vice President, Chief                     1995      157,500      62,235(2)        10,728           10,000           9,492
  Financial Officer and                            1994      108,000     137,699           12,668           50,000          19,310
  Chief Operating Officer

Ronald H. Benson............................       1996       84,000     341,000            1,192           15,000           4,224
  Vice President--Corporate                        1995       84,000      59,485(2)           243           --               1,053
  Development                                      1994        3,500        --             --               50,000          --

Michael E. Calderone........................       1996      106,800     147,050              685           15,000           4,199
  Vice President--Gas Marketing                    1995       87,508      84,571(2)         2,322           25,000           9,492
                                                   1994       84,000      92,288            3,669           57,125           3,669

------------------------

(1) Amounts include cash compensation earned and received by the Named Officers as well as amounts deferred under TPC's 401(k) Plan.

(2) A portion of each Named Officer's third quarter 1995 bonus was deferred until the first quarter of 1996. The amounts deferred for each of the Named Officers, respectively, was $105,750, $105,750, $105,750, $300,000 and
    $100,000.

(3) Amounts shown include car allowances paid to the Named Officers, the value of financial planning services and the payment of insurance premiums for long-term disability coverage.

(4) All options awarded in 1994, 1995 and 1996 were granted under the terms of TPC's 1994 Stock Option Plan (the "1994 Plan").

                                     III-10

(5) Amounts shown are derived from TPC contributions to its 401(k) Plan and to its ESOP. The respective amounts paid under each plan are shown in the following table. TPC's ESOP contributions to each of the Named Officers for 1996 will not be calculated until the second quarter of 1997.

NAME                                                               YEAR     401 (K)($)    ESOP ($)
---------------------------------------------------------------  ---------  -----------  -----------
Larry W. Bickle................................................       1996       3,136       --
                                                                      1995       2,310        7,182
                                                                      1994       2,310       17,000

John A. Strom..................................................       1996       3,136       --
                                                                      1995       2,310        7,182
                                                                      1994       2,310       17,000

J. Chris Jones.................................................       1996       3,566       --
                                                                      1995       2,310        7,182
                                                                      1994       2,310       17,000

Ronald H. Benson...............................................       1996       4,224       --
                                                                      1995       1,053       --
                                                                      1994      --           --

Michael E. Calderone...........................................       1996       4,199       --
                                                                      1995       2,310        7,182
                                                                      1994       1,785        1,884

    The following table shows, as to the Named Officers, information about option grants in the last fiscal year. TPC does not grant any stock appreciation rights. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: a risk-free interest rate of 6.206%, expected volatility of 33%, a dividend yield of 0% and an expected option term of four years. No gain to the options is possible without an increase in stock price which will benefit all stockholders proportionately. Actual gains, if any, on option exercises and common stockholdings are dependent on the future performance of the Shares. There can be no assurance that the actual realized values will not be greater or less than potential realizable values shown in this table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                     INDIVIDUAL GRANTS
                                  --------------------------------------------------------
                                                   PERCENT OF
                                                      TOTAL
                                      SHARES         OPTIONS
                                    UNDERLYING     GRANTED TO    EXERCISE OR                   GRANT DATE
                                  OPTIONS GRANTED   EMPLOYEES    BASE PRICE    EXPIRATION    PRESENT VALUE
NAME                                  (#)(1)         IN 1996      ($/SH)(2)       DATE            ($)
--------------------------------  ---------------  -----------  -------------  -----------  ----------------
Larry W. Bickle.................        35,000           8.5%          8.25       5/15/06         102,212
John A. Strom...................        35,000           8.5%          8.25       5/15/06         102,212
J. Chris Jones..................        35,000           8.5%          8.25       5/15/06         102,212
Ronald H. Benson................        15,000           3.7%          8.25       5/15/06          43,805
Michael E. Calderone............        15,000           3.7%          8.25       5/15/06          43,805

(1) Option granted under the 1994 Plan. Options generally are nontransferable and vest ratably over four years.

(2) The exercise price is the closing market price per share of the Shares on the date of grant, as reported on the New York Stock Exchange Composite Tape.

                                     III-11

    The following table shows aggregate fiscal year-end option values for the Named Officers. No options were exercised during the last fiscal year by any of the Named Officers. TPC does not grant any stock appreciation rights.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                             YEAR-END OPTION VALUES

                                                                                                                VALUE OF
                                                                                                               UNEXERCISED
                                                                                                               IN-THE-MONEY
                                                                                        NUMBER OF SHARES       OPTIONS AT
                                                                                     UNDERLYING UNEXERCISED     YEAR-END
                                           SHARES                                     OPTIONS AT YEAR-END        ($)(1)
                                         ACQUIRED ON                VALUE          --------------------------  ----------
              NAME                      EXERCISE (#)            REALIZED ($)       EXERCISABLE  UNEXERCISABLE  EXERCISABLE
---------------------------------  -----------------------  ---------------------  -----------  -------------  ----------
Larry W. Bickle..................                 0                       0           567,313        67,500     2,611,345
John A. Strom....................                 0                       0           567,313        67,500     2,611,345
J. Chris Jones...................                 0                       0           567,313        67,500     2,611,345
Ronald H. Benson.................                 0                       0            25,000        40,000        --
Michael E. Calderone.............                 0                       0            36,013        63,112         2,100


              NAME                 UNEXERCISABLE
---------------------------------  -------------
Larry W. Bickle..................        26,620
John A. Strom....................        26,250
J. Chris Jones...................        26,250
Ronald H. Benson.................        11,250
Michael E. Calderone.............        12,650

------------------------

(1) Based on the closing market price of $9.00 per Share as reported on the New York Stock Exchange Composite Tape for December 31, 1996. These amounts do not reflect the actual amounts, if any, which may be realized in the future upon exercise of stock options and should not be considered indicative of future stock performance.

SENIOR EXECUTIVE PERFORMANCE BONUS AND SEVERANCE PACKAGE

    Messrs. Larry Bickle, John Strom and Chris Jones (the "Senior Executives"), upon the consummation of a change in control of TPC prior to December 31, 1997, are entitled to receive a cash bonus measured by their performance in obtaining a premium to the then current market price for TPC's Shares in such a transaction. The transactions contemplated by the Schedule 14D-9 constitute a change of control for those purposes.

    If the entire company is sold for a per Share price equal to $15.50, the Senior Executives will each receive a Performance Bonus equal to two times his Base Amount (being the respective Senior Executive's base amount on the date of the consummation of the change in control as determined in accordance with
Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")). A per Share price between $10.50 and $15.50 will entitle each of the Senior Executives to a performance bonus equal to the interpolated value; I.E., four-tenths of their Base Amount for each dollar of per Share value between $10.50 and $15.50. For example, a per Share sales price of $12.00 results in a Performance Bonus equal to six-tenths of the Senior Executive's Base Amount. In addition thereto, if a per Share price in excess of $15.50 is received, each of the Senior Executives will be entitled to an additional one-half of the Base Amount for each dollar of Share value in excess of $15.50. If the entire company is sold for a per Share price less than or equal to $10.50, the Senior Executives will not receive any performance bonus.

    Each Senior Executive will also be entitled to a severance payment equal to his respective Base Amount in accordance with TPC's severance policy, plus the cost to continue his medical and dental health benefits for up to two years following the consummation of the transaction. The value of the benefits to be paid to any one of the Senior Executives, as a result of a change of control in TPC, shall be limited so that such amounts would not be subject to the excise tax on "excess parachute payments" imposed by Section 4999 of the Code.

    It is currently estimated that Mr. Bickle will receive approximately $690,000, Mr. Strom will receive approximately $681,000 and Mr. Jones will receive approximately $684,000 as a performance bonus and severance payment upon the consummation of the change in control of TPC, and, in each case, the medical and dental health benefits described above.

                                     III-12

    A copy of the resolutions adopted by the Board establishing the foregoing benefits is attached as Exhibit 5 to the Schedule 14D-9 and is incorporated herein by reference.

CHANGE OF CONTROL AGREEMENTS

    TPC is a party to a change in control agreement (a "Change in Control Agreement") with Michael E. Calderone, Ronald H. Benson and [28] other officers, key employees, affiliate employees and consultants (each a "Named Executive") of TPC. The Senior Executives are not parties to the Change in Control Agreement. Under the Change in Control Agreement, if, prior to the expiration or termination thereof, a change in control (as defined in the Change in Control Agreement) occurs, each Named Executive would be entitled to receive (i) a retention bonus equal to a specified multiple of their Base Amount, and (ii) in the case of certain of the Named Executives, if, thereafter TPC or, in certain circumstances, the Named Executive, terminates the Named Executive's employment and, in the case of termination by TPC, "cause" for such termination does not exist, a cash severance benefit equal to a specified multiple of the Named Executive's Base Amount, as provided in the respective agreement of each Named Executive. Each Named Executive who is entitled to a severance payment would also be entitled to continuing group medical and dental insurance coverage for a period of twenty-four months following such termination at no cost to the Named Executive. In the event that any Named Executive's receipt of all payments under the Change in Control Agreement would subject such Named Executive to the excise tax imposed by Section 4999 of the Code, then the aggregate present value of all payments to such Named Executive shall be reduced so that such amounts would not be subject to the excise tax imposed by Section 4999 of the Code. The Change in Control Agreements with the Named Executives will expire on November 8, 1997, provided however, that the term shall automatically be extended without further action by the parties for additional one year periods, unless TPC gives a Named Executive six months' written notice of its intent not to extend the current term of the respective Change in Control Agreement.

    For Messrs. Calderone and Benson, the retention bonus shall be equal to (i) one times the Base Amount and two-thirds times the Base Amount, respectively, equaling approximately $177,000 for Mr. Calderone and $131,000 for Mr. Benson and (ii) the severance compensation shall be equal to two times the Base Amount and four-thirds times the Base Amount, respectively, equaling, upon a qualified termination of employment following consummation of the Offer, approximately $354,000 for Mr. Calderone and $263,000 for Mr. Benson.

    A copy of the Change in Control Agreements with the executive officers of TPC are attached as Exhibits 6-13 to the Schedule 14D-9 and are incorporated herein by reference.

ACCELERATION AND TREATMENT OF OPTIONS

    The Merger Agreement provides that (a) TPC will use its best efforts to enter into an agreement with each holder of an employee or director stock option to purchase Shares (in each case, an "Option") that provides that, immediately after the date on which Offeror will have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer (the "Tender Offer Acceptance Date"), each Option that is then outstanding, whether or not then exercisable or vested, will be canceled by TPC, and each holder of a canceled Option will be entitled to receive from Offeror at the same time as payment for Shares is made by Offeror in connection with the Offer, in consideration for the cancellation of such Option, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option, whether or not then exercisable or vested, and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such Option, reduced by any applicable withholding.

                                     III-13

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    RELATIONSHIP WITH MHP. In December 1994, TPC formed Market Hub Partners, Inc. and Market Hub Partners, L.P. (collectively referred to as Market Hub Partners or MHP) with subsidiaries of NIPSCO Industries, Inc., New Jersey Resources Corporation, DPL Inc., and Public Service Enterprise Group, Incorporated. Subsidiaries of TPC and these four companies own the stock of Market Hub Partners, Inc., the 1% general partner of Market Hub Partners, L.P., and are the limited partners of Market Hub Partners. MHP owns and operates two natural gas market centers located in Texas and Louisiana and it is anticipated that MHP will construct, own and operate three such additional natural gas market centers.

    Miami Valley Leasing, Inc. ("Miami Valley"), is a wholly owned subsidiary of DPL Inc. ("DPL") and the beneficial owner of 5.74% of TPC's Shares as of March 7, 1997. Miami Valley Market Hub, Inc., a wholly owned subsidiary of Miami Valley, is a stockholder of MHP's corporate general partner and a limited partner of MHP. Mr. Thomas M. Jenkins, a director of TPC, is an officer of DPL.

    DPL is also the parent company of Miami Valley Resources, Inc., an Ohio corporation ("MVR"), which entered into a storage contract with MHP in September 1995 for storage services at MHP's Egan facility in Louisiana. The contract provides MVR with firm monthly withdrawal and injection capacity, with a term that expires in March 1999. The demand charges payable to MHP for the full term of the contract are estimated to be $792,000. The commodity charges payable to MHP under the contract are not currently estimable, as they will depend upon MVR's actual usage of the storage facility. The demand charges and the commodity charges under this contract are comparable with the demand and commodity charges included in storage contracts between MHP and nonaffiliated parties.

    RELATIONSHIP WITH GDF. In 1991, TPC entered into a Technical Cooperation Agreement with GDF Technology U.S, Incorporated ("GDF Tech"), a wholly owned subsidiary of GDF and a holder of 3,467,036 Shares of Class A Common Stock and 579,963 Shares of Class B Common Stock. The Agreement granted TPC access to technology under a consulting arrangement which was renewed in 1994. In 1996, TPC paid $366,000 in fees to GDF Tech under this Agreement. The renewed technology agreement with GDF Tech expires in April 1999, and may be terminated by the Company at any time upon six months' notice. TPC anticipates that total minimum fees of approximately $1,257,000 will be expensed ratably over the remaining term of the agreement.

    RELATIONSHIP WITH LEHMAN BROTHERS, INC. In November 1996, the Board retained Lehman Brothers, Inc. to assist it in exploring strategic alternatives for increasing shareholder value, including the possible sale or merger of all or part of TPC. Assuming the successful completion of a change in control of TPC, Lehman Brothers will receive a fee from TPC for its services.

    Mr. McMahon, a director of TPC since 1993, is a managing director of Lehman Brothers.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Exchange Act requires TPC's directors and executive officers, and persons who own more than ten percent of a registered class of TPC's equity securities, to file reports of ownership and changes in ownership of shares of TPC's stock with the SEC. Directors, officers and greater than ten percent stockholders are required by the SEC Regulations to furnish TPC with copies of all Section 16(a) reports they file. Based on TPC's review of the copies of such reports received by it, and written representations from certain reporting persons that no Form 5s were required for those persons, TPC believes that, from January 1 through December 31, 1996, its directors, officers and greater than ten percent stockholders complied with all applicable filing requirements of Section 16(a), with the exceptions of Messrs. Jarvis and Jenkins.

                                     III-14